March 31, 2017

Sam Brutleg Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Mutual Fund Series Trust – Catalyst Dynamic Alpha Fund

Dear Ms. Brutleg:

On March 24, 2017, Mutual Fund Series Trust (the “Trust” or the “Registrant”) filed a preliminary proxy statement with respect to the Catalyst Dynamic Alpha Fund (the “Fund”). You provided the following comments on March 30, 2017 to the preliminary Proxy Statement by phone to Emily Little and Susan Kim. Below is a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Comment 1. With respect to Proposal I, please confirm that no parties to the transaction are trustees of the Fund. If so, additional disclosures are required pursuant to Item 22(c)(6) on Schedule 14(A) of the Securities Exchange Act of 1934.

Response 1. The Registrant notes that the Fund is a series of the Trust and confirms that no parties to the transaction are trustees of the Trust.

Comment 2. With respect to Proposal II, please add clear language stating that if shareholders vote in the affirmative and Proposal II is approved, then, in the future, the shareholders will no longer have the right to vote on the approval of (i) appointments of one or more non-affiliated investment sub-advisors; (ii) replacements of an existing investment sub-advisor with a non-affiliated investment sub-advisor; or (iii) changes to the terms of a contract with a non-affiliated investment sub-advisor.

Response 2. The following disclosure is added as the second to last sentence in the “Manager of Managers” paragraph in the Proposal II section:

If this proposal is approved, then shareholders will no longer vote on the approval of the appointment and/or replacement of non-affiliated investment sub-advisors, or changes to

Emily.Little@ThompsonHine.com Fax: 614.469.3361 Phone: 614.469.3264	el 848530.1

March 31, 2017 Page 2

the terms of a sub-advisory agreement with a non-affiliated investment sub-advisor in the future.

Comment 3. Please confirm that any information required by Item 22(c) of Schedule 14(A) is either addressed in the Proxy Statement or not applicable.

Response 3. The Registrant confirms that any information required by Item 22(c) of Schedule 14(A) has either been provided in the Proxy Statement or does not apply.

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If you have any questions or additional comments, please call Emily Little at (614) 469-3264 or Tanya Goins at (404) 541-2954.

Very truly yours,

/s/Emily Little

Emily M. Little